UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10492

Delaware	32-0467957
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1601 Connecticut Ave. NW, Suite 300 Washington, DC (Address of principal executive offices)	20009 (Zip Code)

(202) 584-0550
Registrant’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENT REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook”, “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our offerings (the “Offerings”);

•	our ability to attract and retain members to the online crowdfunding platform (the “Fundrise Platform”) of Rise Companies Corp., our “Sponsor”;

•	risks associated with breaches of our data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	risks associated with derivatives or hedging activity;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of real estate investment trusts (“REITs”) and Securities and Exchange Commission ("SEC") guidance related to Regulation A of the Securities Act of 1933, as amended, or the Jumpstart Our Business Startups Act of 2012);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our Offerings and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our failure to maintain our status as a REIT;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC
(the "Income eREITTM")

Item 1.	Business

Fundrise Real Estate Investment Trust, LLC is a Delaware limited liability company formed on May 15, 2015 to acquire and manage a diversified portfolio of real estate debt investments, commercial real estate-related debt securities and commercial real estate equity investments. Operations commenced on December 5, 2015. In this Annual Report, references to the “Company,” “we,” “us” or “our” or similar terms refer to Fundrise Real Estate Investment Trust, LLC.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2015, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986.

As of April 13, 2018 and December 31, 2017, our portfolio was comprised of approximately $22.5 million and $21.3 million deployed in real estate debt investments, respectively, that in the opinion of our “Manager,” Fundrise Advisors, LLC, meets our investment objectives. As of April 13, 2018 and December 31, 2017, our portfolio was comprised of approximately $44.0 million and $39.5 million worth of equity deployed in controlled subsidiaries and other real estate holding entities, respectively, that in the opinion of our Manager, meets our investment objectives. See Item 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments” for information concerning our investments since December 31, 2017. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments through direct loan origination, the acquisition of individual loan or securities assets or by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours.

We are externally managed by Fundrise Advisors, LLC, which is an investment adviser registered with the SEC and a wholly-owned subsidiary of our Sponsor, Rise Companies Corp., the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates Fundrise Platform. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf.

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We intend to originate, invest in and manage a diversified portfolio of real estate debt investments. We expect to use substantially all of the net proceeds from our Offerings to originate, acquire and structure commercial real estate loans (including senior mortgage loans, subordinated mortgage loans (also referred to as B-Notes), mezzanine loans, and participations in such loans) and investments in commercial real estate (through majority-owned subsidiaries with rights to receive preferred economic returns). We may also invest in commercial real estate-related debt securities (including CMBS, CDOs and REIT senior unsecured debt), and other real estate-related assets. We seek to create and maintain a portfolio of investments that generates a low volatility income stream of attractive and consistent cash distributions. Our focus on investing in debt instruments emphasizes the payment of current returns to investors and preservation of invested capital as our primary investment objectives, with a lesser emphasis on seeking capital appreciation from our investments, as is typically the case with more opportunistic or equity-oriented strategies.

Our Manager directly structures, underwrites and originates many of the debt products in which we invest as this provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our Manager’s management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary crowdfunding technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital.

We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there can be no assurance that we will be able to achieve these objectives.

Competition

Our net income depends, in large part, on our ability to originate investments with attractive risk-adjusted yields. In originating these investments, we compete with other mortgage REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, private funds, other lenders, governmental bodies and other entities, as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous mortgage REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, size of loans offered and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential loans than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Post-Qualification Offering Circular Amendment filed May 11, 2017 (the “Post-Qualification Amendment”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward-Looking Information.” Unless otherwise indicated, latest results discussed below are as of December 31, 2017.

Offering Results

Our initial Offering of $50.0 million was completed as of December 5, 2016. On May 10, 2017, we qualified an additional $41.2 million in common shares to be sold pursuant to the Offering. As of April 13, 2018 and December 31, 2017, we had raised total gross offering proceeds of approximately $83.9 million and $75.3 million, respectively, from settled subscriptions (including the approximately $1.2 million received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 8,386,000 and 7,530,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of April 13, 2018, approximately 734,000 of our common shares remained available for sale to the public under our Offering.

We expect to offer common shares in our Offering until we raise the maximum amount being offered, unless terminated by our Manager at an earlier time. Until June 30, 2016, the per share purchase price for our common shares was $10.00 per share, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price is adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value, or NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (NAV per share). The per share purchase price of our common shares has been $10.00 per share from inception through April 13, 2018. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a monthly basis, after observing a mandatory 60-day waiting period, for their investment in our shares.

Distribution Support Commitment

To provide shareholders with distributions before we had acquired a substantial portfolio of income-producing investments, Fundrise, LP, an affiliate of our Sponsor, agreed to purchase additional common shares to support our quarterly distribution payments under certain circumstances (the “distribution support commitment”) pursuant to a distribution support agreement. If our operating results in any calendar quarter during the distribution support period were less than the amount that would produce a 15.00% annualized return, then Fundrise, LP was obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which our operating results were less than the 15.00% annualized amount. The distribution support commitment was to be in place until (i) the purchase by Fundrise, LP of an aggregate of $1.0 million in common shares or (ii) December 31, 2017, whichever was earlier (the “distribution support period”).

As of February 14, 2017, Fundrise, LP had purchased 100,000 common shares in satisfaction of its distribution support commitment, thus satisfying its obligations under the distribution support commitment. Accordingly, Fundrise, LP is no longer obligated to purchase any additional shares pursuant to the distribution support commitment.

Distributions

To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates.

During fiscal year 2017, our distributions have been funded from both cash flow from our real estate investments and offering proceeds with a majority of such distributions being funded from our cash flow provided by real estate investments.

On April 12, 2016, we paid out our first distribution to shareholders for the distribution period of January 1, 2016 through March 31, 2016. In addition, our Manager has declared daily distributions for shareholders of record as of the close of business on each day from January 1, 2016 through April 30, 2018, as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield (2)
01/01/16 – 03/31/16	0.0012205045		12/31/15	04/12/16	4.45%
04/01/16 – 04/30/16	0.0027397254		03/30/16	07/13/16	10.00%
05/01/16 – 06/30/16	0.0027397260		04/20/16	07/13/16	10.00%
07/01/16 – 09/30/16	0.0030136986		06/08/16	10/13/16	11.00%
10/01/16 – 12/31/16	0.0030821918		09/16/16	01/13/17	11.25%
01/01/17 – 03/31/17	0.0028767123		12/31/16	04/12/17	10.50%
04/01/17 – 06/30/17	0.0028767123		03/21/17	07/13/17	10.50%
07/01/17 – 09/30/17	0.0028767123		06/26/17	10/09/17	10.50%
10/01/17 – 12/31/17	0.0027397260		09/28/17	01/09/18	10.00%
01/01/18 – 01/31/18	0.0016438360		12/22/17	04/11/18	6.00%
02/01/18 – 02/28/18	0.0021917808		01/26/18	04/11/18	8.00%
03/01/18 – 03/31/18	0.0021917808		02/27/18	04/11/18	8.00%
04/01/18 – 04/30/18	0.0021917808		03/28/18	07/21/18	8.00%
Weighted Average	0.0025906316	(3)	-	-	9.46	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2016 through April 30, 2018.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impact our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

We have adopted a redemption plan whereby, on a monthly basis, after observing a mandatory 60-day waiting period, a shareholder may obtain liquidity as described in detail in our most recent Post-Qualification Amendment and supplements thereto. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason

As of December 31, 2017, approximately 265,000 common shares had been submitted for redemption and 100% of such redemption requests have been honored.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

  We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2, “Summary of Significant Accounting Policies,” included in the financial statements contained in this report, for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Real Estate Debt Investments

Our real estate debt investments are generally classified as held to maturity as we have both the intent and ability to hold these investments to maturity and, accordingly, are carried at cost, net of unamortized loan costs and fees, premiums, discounts, repayments and unfunded commitments.

We have certain investments that are legally structured as equity investments with rights to receive preferred economic returns. We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date. See Note 2, “Summary of Significant Accounting Policies—Real Estate Debt Investments” in our financial statements for further detail.

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2, “Summary of Significant Accounting Policies—Principles of Consolidation” in our financial statements for further detail.

As of December 31, 2017 and 2016, the Company does not consolidate any separate legal entities in which we own equity interests, as we have determined that we do not have a controlling interest in a joint venture through our financial interest in a variable interest entity or through our voting interest in a voting interest entity. As such, our non-controlling, unconsolidated ownership interests in an entity are accounted for under the equity method.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (“ASU”) that may have an impact on our financial statements. See “Note 2, Summary of Significant Accounting Policies— Recent Accounting Pronouncements” in our financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our financial statements and determining our plan for adoption.

 Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from net interest income on our real estate debt investments and for income to primarily be derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2 “Summary of Significant Accounting Policies— Revenue Recognition,” in our financial statements for further detail.

Results of Operations

On December 5, 2015, we commenced operations upon our satisfying the $1.0 million minimum offering requirement for our initial Offering (not including the $200,000 received in the private placements to our Sponsor and Fundrise, LP). For the year ended December 31, 2017, we had total net income of approximately $5,212,000 primarily attributable to interest income from our investments. For the year ended December 31, 2016, we had total net income of approximately $3,789,000 primarily attributable to interest income from our investments.

Revenue

Interest Income

For the years ended December 31, 2017 and 2016, we earned interest income of approximately $5,326,000 and $3,984,000 respectively, from our investments. The increase in interest income is primarily attributable to our ability to continue our Offering, and therefore deploy more capital for real estate debt investments.

Expenses

General and Administrative

For the years ended December 31, 2017 and 2016, we incurred general and administrative expenses of approximately $180,000 and $195,000, respectively, which included auditing and professional fees, bank fees, and other costs associated with operating our business.

Our Investments

During year ended December 31, 2017, we entered into the following investments. See “Recent Developments” for a description of investments we have made since December 31, 2017.

Investment Type	Date	Description

Real Estate Debt Investments	1/10/17	Acquired a first mortgage loan with a maximum principal balance of $2,460,000 (the “Otsego Homes Senior Loan”). The borrower used the loan proceeds to purchase four single family homes in Los Angeles, California (the “Otsego Homes Property”) and plans to apply for approvals for a 20 unit Small Lot Subdivision. The Otsego Homes Senior Loan is secured by the Otsego Homes Property. The Otsego Homes Senior Loan was funded with proceeds from our Offering, with a funding amount of $2,460,000. On June 26, 2018 the loan was modified to a maximum funding commitment of $3,235,000. The Otsego Homes Senior Loan bears an interest rate of 9.00% per annum, with an amount equal to 9.00% per annum paid current on a monthly basis through the maturity date, June 26, 2018. Please find more on the Otsego Homes Senior Loan and the Otsego Homes Property here.

Real Estate Debt Investments	5/1/17	Acquired a first mortgage construction loan with a maximum principal balance of $10,000,000 (the “Index Gramercy Senior Loan”). The borrower, Gramercy Homes, LLC, used the loan proceeds to purchase 26,037 square feet of land that is currently entitled and permitted and intends to build and sell eleven homes under the Los Angeles Small Lot Ordinance in Los Angeles, CA (the “Index Gramercy Property”). The Index Gramercy Senior Loan bears an interest rate of 9.50% per annum, with an amount equal to 9.50% per annum paid current through the maturity date, January 1, 2019. Please find more on the Index Gramercy Senior Loan and the Index Gramercy Property here.

Real Estate Debt Investments	5/31/17	Acquired a first mortgage loan with a principal balance of $1,588,019 (the “Melrose Senior Loan”) at cost. The borrowers, Saviers Melrose, LLC, a California limited liability company and 4920 Melrose, LLC, a California limited liability company, used the loan proceeds to purchase and ultimately entitle 13,488 square feet of land to develop a 45-unit apartment building located in Los Angeles, California (the “Melrose Property”), and currently plans to finalize Construction Documents and receive Building Permits before refinancing the Melrose Senior Loan. The Melrose Senior Loan bears an interest rate of 11.00% per annum, with an amount equal to 11.00% per annum paid current on a quarterly basis through the maturity date, October 16, 2017. Please find more on the Melrose Senior Loan and the Melrose Property here.

Real Estate Debt Investments	11/2/17	Acquired a first mortgage loan with a principal balance of $5,985,000 (the “Pacer Holding 4773 Hollywood Blvd Senior Loan”) at cost. The borrower, 4773 Hollywood Blvd, LLC, a California limited liability company, used the loan proceeds to purchase 27,878 square feet of land that is currently unentitled in Los Angeles, California (the “Pacer Holding 4773 Hollywood Blvd Property”), currently plans to entitle the property, progress design and construction documents, file the construction documents with the city for building permits and build eighteen units under the Los Angeles Small Lot Ordinance. The Pacer Holding 4773 Hollywood Blvd Senior Loan bears an interest rate of 10.00% per annum, with an amount equal to 10.00% per annum paid current through the maturity date, May 2, 2018. Please find more on the Pacer Holding 4773 Hollywood Blvd Senior Loan and the Pacer Holding 4773 Hollywood Blvd Property here.

Acquisitions of Controlled Subsidiaries	9/11/17

Acquired ownership of a “majority-owned subsidiary”, Brandywine Passthrough LLC (the “RSE AJH Controlled Subsidiary”), for an initial purchase price of $4,000,000, which is the initial stated value of our equity interest in the RSE AJH Controlled Subsidiary. The RSE AJH Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized multifamily property totaling 301 units located in Wilmington, DE (the “RSE AJH Property”). Please find more on the RSE AJH Controlled Subsidiary and the RSE AJH Property Investment here.

Acquisitions of Controlled Subsidiaries	10/11/17	Acquired ownership of a “majority-owned subsidiary”, Waypoint Sarasota Live Oak Owner, LLC (“RSE Waypoint Controlled Subsidiary”), in which we have the right to receive a preferred economic return, in which no proceeds were transferred currently but with a deferred equity commitment of $4,600,000 (the “RSE Waypoint Controlled Subsidiary Investment”). The initial proceeds from the RSE Waypoint Controlled Subsidiary Investment, when funded by us (contingent upon Waypoint receiving all necessary permits), are anticipated to be used for the construction of a single stabilized multifamily property totaling 300 units located in Sarasota, FL (the “RSE Waypoint Property”). We are entitled to receive a minimum 11.00% per annum economic return on our RSE Waypoint Controlled Subsidiary Investment, comprised of 7.50% economic return paid on a current basis, with the remainder accruing until the RSE Waypoint Controlled Subsidiary Investment is redeemed. The RSE Waypoint Controlled Subsidiary is expected to redeem our RSE Waypoint Controlled Subsidiary Investment by April 11, 2021. Please find more on the RSE Waypoint Controlled Subsidiary Investment and the RSE Waypoint Property here.

Acquisitions of Controlled Subsidiaries	10/19/17	Acquired ownership of a “majority-owned subsidiary”, JF Bonneville Apartments, LLC (“JF Capital Bonneville Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, a Delaware trust (“National Commercial Real Estate Trust”) and wholly-owned subsidiary of our Sponsor, for the purchase price of $2,517,500 which includes the original principal amount of $2,500,000, and current return due of $17,500, in the JF Capital Bonneville Controlled Subsidiary (the “JF Bonneville Investment”). The JF Bonneville Investment currently pays at a rate of 14.00% per annum. The investment matures on July 2, 2018. Please find more on the JF Capital Bonneville Controlled Subsidiary Investment here.

Acquisitions of Controlled Subsidiaries	10/30/17	Acquired ownership of a “majority-owned subsidiary”, JVM Aventine Apartments, LLC (“RSE JVM Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $8,000,000, which is the initial stated value of our equity interest in the RSE JVM Controlled Subsidiary. The RSE JVM Controlled Subsidiary will use the proceeds to recapitalize The Aventine at Oakhurst North, which is located in Aurora, IL (the “RSE JVM Property”). We are entitled to receive a minimum 10.00% per annum economic return for years 1-4, and a minimum 11.00% per annum economic return in year 5 on our RSE JVM Controlled Subsidiary Investment. The RSE JVM Controlled Subsidiary is anticipating redeeming the RSE JVM Controlled Subsidiary Investment via sale or refinance by April 1, 2023. Please find more on the RSE JVM Controlled Subsidiary Investment here.

Acquisitions of Controlled Subsidiaries	11/10/17	Acquired from National Commercial Real Estate Trust ownership of Special Member Preferred Units (the “Vukota Austin Bluffs Units”) of Vukota Residence at Austin Bluffs, LLLP, a Colorado limited liability limited partnership (“Vukota Austin Bluffs”), for the purchase price of $931,960, which is the initial stated value of the Vukota Austin Bluffs Units plus current but unpaid return. We are entitled to receive a 12.00% per annum preferred economic return, with 12.00% per annum to be paid current on a quarterly basis. The redemption date of the Vukota Austin Bluffs Units is September 10, 2025. Please find more on the Vukota Austin Bluffs and the Vukota Austin Bluff Units here.

Acquisitions of Controlled Subsidiaries	11/10/17	Acquired from National Commercial Real Estate Trust ownership of Special Member Preferred Units (the “Vukota Woodmen Units”) of Vukota Villages of Woodmen, LP, a Colorado limited partnership (“Vukota Woodmen”), for the purchase price of $1,114,300, which is the initial stated value of the Vukota Woodmen Units plus current but unpaid return. We are entitled to receive a 12.00% per annum preferred economic return, with 12.00% per annum to be paid current on a quarterly basis. The redemption date of the Vukota Woodmen Units is October 1, 2024. Please find more on the Vukota Woodmen Controlled Subsidiary Investment and the Vukota Woodmen Units here.

Acquisitions of Controlled Subsidiaries	12/11/17	Acquired ownership of a “majority-owned subsidiary,” Breckenridge Group Springfield Missouri, LLC (“RSE Aspen Heights Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a price of $4,500,000 which is the initial stated value of our equity interest in the RSE Aspen Heights Controlled Subsidiary (the “RSE Aspen Heights Controlled Subsidiary Investment”). The RSE Aspen Heights Controlled Subsidiary used the proceeds to refinance a single stabilized multifamily property totaling 166 units located in Springfield, MO (the “RSE Aspen Heights Property”). The RSE Aspen Heights Controlled Subsidiary is anticipating redeeming the RSE Aspen Heights Controlled Subsidiary Investment via sale or refinancing by January 1, 2026. We are entitled to receive an economic return of 11.00% for Year 1, 11.50% in Year 2, 12.00% in Year 3, 12.50% in Year 4, 13.00% in Year 5, and 13.50% in Years 6-8 and a 0.15% per annum servicing fee (starting on month 13) on our RSE Aspen Heights Controlled Subsidiary Investment, paid current on a monthly basis until the RSE Aspen Heights Controlled Subsidiary Investment is redeemed. Please find more on the RSE Aspen Heights Controlled Subsidiary Investment and the RSE Aspen Heights Property here.

Payoff of Real Estate Debt Investment	4/5/17

On September 14, 2016, we acquired from Fundrise Lending, LLC a first mortgage loan with a maximum principal balance of $1,760,000 (the “Stradella Court Marathon Senior Loan”). The borrower, SC Group 3012 Marathon, LLC, a Delaware limited liability company (“SC Marathon”), used the loan proceeds to refinance recently entitled land located at 3008-3012 Marathon Street, Los Angeles, CA 90026 (the “Stradella Court Marathon Property”), and currently is designing the 13 approved Small Lot Homes on the 18,204 square feet of land. The Stradella Court Marathon Senior Loan is secured by the Stradella Court Marathon Property.

On April 5, 2017, SC Marathon paid off the investment for the full amount of the Stradella Court Marathon Senior Loan principal drawn to date. All interest payments were paid during the investment period, amounting to approximately 8.50% interest received per annum.

Payoff of Real Estate Debt Investment	9/20/17

On April 6, 2016, we acquired a first mortgage loan with a maximum principal balance of $7,315,000 (the “Continuum Mateo Senior Loan”). The borrower, Continuum 647 Mateo, LLC, a Colorado limited liability company (“Continuum Mateo”), used the loan proceeds to purchase land located in Los Angeles, CA (the “Continuum Mateo Property”), and currently plans to develop a two-phase mixed-use project. The Continuum Mateo Senior Loan is secured by the Continuum Mateo Property.

On September 20, 2017, Continuum Mateo paid off the investment for the full amount of the Continuum Mateo Senior Loan principal drawn to date. All interest payments were paid in full during the investment period, amounting to approximately 9.00% interest received per annum.

Payoff of Real Estate Debt Investment	12/22/17

On February 19, 2016, we closed a first mortgage loan with a maximum principal balance of $4,900,000 (the “Van Nuys Senior Loan”). The borrowers, jointly and severally Saviers Van Nuys, LLC, a California limited liability company (“Saviers”) and 6569 Van Nuys LLC, a California limited liability company (together with Saviers, “Van Nuys”), is expected to use the loan proceeds for the up-zoning of a 24,862 square foot two-tenant retail property located at 6569 Van Nuys Blvd, Van Nuys, CA 91401 (the “Van Nuys Property”). The Van Nuys Senior Loan is secured by the Van Nuys Property.

On December 22, 2017, Van Nuys paid off the investment for the full amount of the Van Nuys Senior Loan principal drawn to date. All interest payments were paid in full during the investment period, amounting to approximately 12.00% interest received per annum.

Payoff of Controlled Subsidiaries	6/22/17

On January 7, 2016, we acquired from the National Commercial Real Estate Trust ( an unsecured Project Dependent Note with a principal amount of $1,000,000 (the “Note”). The Note is backed by and wholly dependent upon the performance of Pryde Johnson Ballard 56th, LLC (“Pryde”). The proceeds were expected to be used by Pryde to pay for a portion of the ground-up construction costs of a 106-unit apartment building in Seattle, Washington.

On June 22, 2017, the Trust paid off the Note in the full amount of the principal and the annualized 13.50% preferred return thereon.

Payoff of Controlled Subsidiaries	8/31/17

On January 27, 2016, we acquired from Fundrise Investments 15, LLC, a Delaware limited liability company (“Fundrise Investments”) and wholly-owned subsidiary of our Sponsor, ownership of Special Member Preferred Units (the “1315 Lincoln Units”) of 1315 Lincoln Venture LLC, a Delaware limited liability company (“1315 Lincoln”), for the purchase price of $1,000,000, which is the initial stated value of the 1315 Lincoln Units.

On August 31, 2017, 1315 Lincoln Venture paid off the investment for the full amount of the stated value of 1315 Lincoln Units. All payments were received in full during the investment period, amounting to a preferred return of approximately 12.00%.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offerings, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We are dependent upon the net proceeds from our Offerings to conduct our operations. We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of commercial real estate investments and conduct our operations from the proceeds of our Offerings and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2017, we had deployed approximately $60.8 million for twenty-one real estate investments and had approximately $11.2 million in cash. In addition to our investments of approximately $60.8 million, we had future funding commitments up to an additional $12.0 million related to our investments. As of December 31, 2017, we anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

As of December 31, 2017 and December 31, 2016, we had no outstanding debt.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our target portfolio-wide leverage is between 40-60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion. However, it is our policy not to borrow more than 75% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee. In order to manage this liquidity, we have a Seventh Amended and Restated Promissory Grid Note that allows us up to $10.0 million in additional liquidity in an agreement executed with our Sponsor (see Note 6, Related Party Arrangements - Rise Companies Corp, Member and Sponsor in our financial statements). Additionally, we have the ability to raise an additional amount of our common shares representing the maximum number of shares available to be offered out of the rolling 12-month maximum offering amount of $50.0 million in our common shares.

Having completed our initial Offering, we face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to fully raise the additional $41.2 million in common shares we expect to offer in connection with our most recently filed Post-Qualification Amendment, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

Outlook and Recent Trends

We believe that the near and intermediate-term market for investment in commercial real estate loans, commercial real estate and other real estate-related assets is compelling from a risk-return perspective. Given the prospect of low growth for the economy, we favor a strategy weighted toward targeting senior and mezzanine debt which maximize current income, with significant subordinate capital and downside structural protections. In contrast, returns typically associated with pure equity strategies are mostly “back-ended” and are dependent on asset appreciation, capitalization rate compression, cash flow growth, aggressive refinancing and/or sale of the underlying property. We believe that our investment strategy combined with the experience and expertise of our Manager’s management team provide opportunities to originate investments with attractive current and accrued returns and strong structural features directly with real estate companies, thereby taking advantage of changing market conditions in order to seek the best risk-return dynamic for our shareholders.

Off-Balance Sheet Arrangements

As of December 31, 2017 and 2016, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 6, Related Party Arrangements in our financial statements.

Recent Developments

Event	Date	Description

Investments

Acquisition of Controlled Subsidiaries	1/8/18	Acquired ownership of a “majority-owned subsidiary”, 705 Edgewood Associates, LLC (“705 Edgewood Controlled Subsidiary”) from National Commercial Real Estate Trust, LLC, for the purchase price of $2,666,200, which includes the original principal amount of $2,473,422, current return of $3,366, and accrued return of $189,412 in the Edgewood Controlled Subsidiary (the “705 Edgewood Investment”). The 705 Edgewood Investment currently earns a 13.00% return; 7.00% is paid current and 6.00% accrues. The investment matures on May 26, 2020. Please find more on the 705 Edgewood Controlled Subsidiary here.

Payoff of Real Estate Debt Investment	1/5/18

On January 10, 2017, we acquired a first mortgage loan with a maximum principal balance of $2,460,000 (the “Otsego Homes Senior Loan”). The borrower used the loan proceeds to purchase four single family homes in Los Angeles, California (the “Otsego Homes Property”) and plans to apply for approvals for a 20 unit Small Lot Subdivision.

On January 5, 2018, Otsego Homes paid off the loan in the full amount of the principal and the annualized 9.00% interest thereon.

Payoff of Real Estate Debt Investment	3/5/18

On May 31, 2017, we acquired a first mortgage loan with a principal balance of approximately $1,588,000 (the “Melrose Senior Loan”) at cost. The borrowers, Saviers Melrose, LLC, a California limited liability company and 4920 Melrose, LLC, a California limited liability company (“Index Melrose”), used the loan proceeds to purchase and ultimately entitle 13,488 square feet of land to develop a 45-unit apartment building located in Los Angeles, California.

On March 5, 2018, Saviers Melrose, LLC paid off the loan in the full amount of the principal and the annualized 12.00% thereon.

Asset Updates	1/12/18	On May 10, 2016, we acquired ownership of a “majority-owned subsidiary”, 14th Street L.L.C. (the “Elysium 14 Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of $4,475,000, which is the initial stated value of our equity interest in the Elysium 14 Controlled Subsidiary (the “Elysium 14 Investment”). On January 12, 2018, we increased our total investment amount to $6,475,000 and made several modifications to the existing operative agreements (the “New Elysium 14 Investment”). Pursuant to the new operative agreements (the “New Elysium 14 Operative Agreements”), we are entitled to receive a 10.90% per annum economic return on our Elysium 14 Investment, paid current on a monthly basis until the New Elysium 14 Investment is redeemed. The Elysium 14 Controlled Subsidiary is required to redeem our New Elysium 14 Investment by September 10, 2018. Please find more on the Elysium 14 Controlled Subsidiary here.

Other

Declaration of February 2018 Distributions	1/26/18	On January 26, 2018, our Manager declared a daily distribution of $0.0021917808 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2018 and ending on February 28, 2018. More information can be found here.

Declaration of March 2018 Distributions	2/27/18	On February 27, 2018, our Manager declared a daily distribution of $0.0021917808 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2018 and ending on March 31, 2018. More information can be found here.

Declaration of April 2018 Distributions	3/28/18	On March 28, 2018, our Manager declared a daily distribution of $0.0021917808 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2018 and ending on April 30, 2018. More information can be found here.

Declaration of NAV	3/31/18	As of March 31, 2018, our NAV per common share is $9.86. This NAV per common share shall be effective until updated by us on or about June 30, 2018 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time. More information can be found here.

Status of our Offering	4/13/18	As of April 13, 2018, we had raised total gross offering proceeds of approximately $80.6 million from settled subscriptions (including the $1.2 million received in the private placements to our Sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 8,386,000 of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Post-Qualification Amendment, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	41	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	32	Chief Operating Officer
Bjorn J. Hall	37	General Counsel, Chief Compliance Officer and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager. In December 2011, Ben started Popularise LLC, a real estate crowdsourcing website, which he currently manages. Prior to Rise Development, Ben had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation from April 2006 to October 2010, after joining our Company in early 2003 as a board advisor and then as COO in 2005. Western Development Corp. is one of the largest retail, mixed-use real estate companies in Washington, DC, most notably known for developing Gallery Place, Washington Harbour, Georgetown Park, and Potomac Mills. While at Western Development, Ben led the development activities of over 1.5 million square feet of property, including more than $300.0 million of real estate acquisition and financing. Ben was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative, from 2003 until he joined Western Development in 2005. From 1999 to 2001, Ben was an associate in business development at Lyte Inc., a retail technology start-up. Starting in 1997 until 1999, Ben worked as an analyst at a private equity real estate fund, Lubert-Adler, and for venture capital firm IL Management. Ben has a Bachelor of Arts from the University of Pennsylvania. Ben is on the Board of Trustees of the National Center for Children and Families.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacities with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate which he continues to do currently. Additionally, Brandon has served as Director of Real Estate for WestMill Capital Partners since March of 2011. Previously, Brandon spent two and a half years as an investment advisor and sales broker at Marcus & Millichap, the largest real estate investment sales brokerage in the country. Prior to his time in brokerage, Brandon also worked for Westfield Corporation, a leading shopping center owner. Brandon earned is BA in Public Policy and Economics from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Bjorn was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Bjorn has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our most recent Post-Qualification Amendment and amendments thereto.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of April 13, 2018 for each person or group that holds more than 5.00% of our common shares, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

	Number of Shares
Name of Beneficial Owner (1)(2)	Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,213	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	325	*
All directors and executive officers of our Manager as a group (3 persons)	1,643	*

*	Represents less than 1.00% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.
(2)	Each listed beneficial owner person or entity hashas an address in care of our principal executive offices at 1601 Connecticut Ave., NW, Suite 300, Washington, DC 20009.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 6, “Related Party Arrangements” in Item 7 “Financial Statements”.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO FINANCIAL STATEMENTS OF Fundrise Real Estate Investment Trust, LLC

Independent Auditor's Report

To the Members

Fundrise Real Estate Investment Trust, LLC

Washington, D.C.

Report on the Financial Statements

We have audited the accompanying financial statements of Fundrise Real Estate Investment Trust, LLC (the Company), which comprise the balance sheets as of December 31, 2017 and 2016, the related statements of operations, members’ equity and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fundrise Real Estate Investment Trust, LLC as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

McLean, Virginia

April 27, 2018

F-1

Fundrise Real Estate Investment Trust, LLC

Balance Sheets

(Amounts in thousands, except share and per share data)

	As of	As of
	December 31, 2017	December 31, 2016
ASSETS
Cash and cash equivalents	$11,169	$7,087
Interest receivable	1,736	1,597
Other assets	4	2
Real estate debt investments	60,788	41,714
Deferred costs, net	37	-
Total Assets	$73,734	$50,400

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$68	$54
Due to related party	39	-
Settling subscriptions	362	26
Distributions payable	2,115	2,565
Redemptions payable	304	415
Total Liabilities	2,888	3,060

Members’ Equity:
Common shares; unlimited shares authorized; 7,534,725 and 5,065,121 shares issued, and 7,269,677 and 4,948,996 outstanding as of December 31, 2017 and 2016, respectively	74,338	49,678
Redemptions - common shares	(2,541)	(1,119)
Retained Earnings (Accumulated deficit)	(951)	(1,219)
Total Members’ Equity	70,846	47,340
Total Liabilities and Members’ Equity	$73,734	$50,400

The accompanying notes are an integral part of these financial statements.

F-2

Fundrise Real Estate Investment Trust, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended	For the Year Ended
	December 31, 2017	December 31, 2016
Income (loss)
Interest income	$5,326	$3,984
Other income	82	-
Total income (loss)	5,408	3,984

Expenses
General and administrative expenses	180	195
Total expenses	180	195

Income before taxes	$5,228	$3,789

Excise tax	16	-

Net income (loss)	$5,212	$3,789

Net income (loss) per basic and diluted common share	$0.92	$1.03
Weighted average number of common shares outstanding, basic and diluted	5,656,783	3,690,268

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Real Estate Investment Trust, LLC

Statements of Members’ Equity

(Amounts in thousands, except share and per share data)

	Common Shares
	Shares	Amount	Retained Earnings (Accumulated deficit)	Total Members’ Equity
December 31, 2015	1,017,178	$10,106	$(61)	$10,045
Proceeds from issuance of common shares	4,047,943	40,479	-	40,479
Amortization of deferred offering costs	-	(907)	-	(907)
Distributions declared on common shares	-	-	(4,947)	(4,947)
Redemptions of common shares	(116,125)	(1,119)	-	(1,119)
Net income (loss)	-	-	3,789	3,789
December 31, 2016	4,948,996	48,559	(1,219)	47,340
Proceeds from issuance of common shares	2,469,604	24,696	-	24,696
Amortization of deferred offering costs	-	(36)	-	(36)
Distributions declared on common shares	-	-	(4,944)	(4,944)
Redemptions of common shares	(148,923)	(1,422)	-	(1,422)
Net income (loss)	-	-	5,212	5,212
December 31, 2017	7,269,677	$71,797	$(951)	$70,846

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Real Estate Investment Trust, LLC

Statements of Cash Flows

(Amounts in thousands, except share and per share data)

	For the Year Ended 2017	For the Year Ended 2016
OPERATING ACTIVITIES:
Net income (loss)	$5,212	$3,789
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net (increase) decrease in interest receivable	(140)	(1,567)
Net (increase) decrease in other assets	(2)	(2)
Net (increase) decrease in interest capitalized to investment principal	-	(187)
Net increase (decrease) in accounts payable and accrued expenses	14	(12)
Net increase (decrease) in due to related party	39	(19)
Net cash provided by (used in) operating activities	5,123	2,002
INVESTING ACTIVITIES:
Investment in real estate debt investments	(38,341)	(36,477)
Repayment of real estate debt investments	19,267	837
Net cash provided by (used in) investing activities	(19,074)	(35,640)
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	24,208	37,534
Cash paid for shares redeemed	(1,533)	(704)
Distributions paid	(4,931)	(2,382)
Proceeds from settling subscriptions	362	26
Offering costs	(73)	(973)
Advances from related party	-	1,006
Repayments of advances from related party	-	(1,006)
Net cash provided by (used in) financing activities	18,033	33,501

Net increase (decrease) in cash and cash equivalents	4,082	(137)
Cash and cash equivalents, beginning of year	7,087	7,224
Cash and cash equivalents, end of year	$11,169	$7,087

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Amortization of deferred offering costs	$36	$907
Distributions payable	$2,115	$2,565
Redemptions payable	$304	$415
Distributions reinvested in Fundrise Real Estate Investment Trust, LLC through programs offered by Fundrise Advisors, LLC	$462	$-

The accompanying notes are an integral part of these financial statements.

F-5

Fundrise Real Estate Investment Trust, LLC

Notes to Financial Statements

For the Years Ended December 31, 2017 and 2016

1.	Formation and Organization

Fundrise Real Estate Investment Trust, LLC was formed on May 15, 2015, as a Delaware limited liability company and commenced operations on December 5, 2015. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Real Estate Investment Trust, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate loans, commercial real estate, and may also invest in commercial real estate-related debt securities and other real estate-related assets. Substantially all of the Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company’s origination, investing and management activities related to commercial real estate are all considered a single reportable business segment for financial reporting purposes. All of the investments the Company has made to date have been in domestic commercial real estate assets with similar economic characteristics, and the Company evaluates the performance of all of its investments using similar criterion.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes as of the years ended December 31, 2017 and December 31, 2016. We hold substantially all of our assets directly, and as of December 31, 2017 have not established an operating partnership or any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company is offering up to a maximum of $41.2 million in the Company’s common shares (shares) in its Offering, which is defined below, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $50 million.  Not counting the shares being offered pursuant to its currently offering circular, the Company had previously raised approximately $50.0 million in its offering as of December 31, 2016. The Manager has the authority to issue an unlimited number of common shares. As of December 31, 2017 and 2016, after redemptions the Company has net common shares outstanding of approximately 7,270,000 and 4,949,000, respectively, including common shares to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2017 and December 31, 2016 the Sponsor owned  600 common shares and 100 common shares, respectively. In addition, as of December 31, 2017, Fundrise, L.P., an affiliate of the Sponsor, has purchased an aggregate of 119,900 common shares common shares at $10.00 per share in a private placement for an aggregate purchase price of $1.2 million.  As of December 31, 2016, Fundrise, L.P. had purchased an aggregate of approximately 100,117 common shares at $10.00 per share in a private placement for an aggregate purchase price of $1.0 million.

As of December 31, 2017 and 2016, the total amount of equity outstanding by the Company on a gross basis before considering amortization of offering costs was approximately $72.8 million and $49.5 million, respectively, and the total amount of settling subscriptions was approximately $362,000 and $26,000, respectively. Both of these amounts were based on a $10.00 per share price.

During the year ended December 31, 2015, we qualified an offering of up to $50.0 million in common shares with an initial purchase price of $10.00 per share. During the year ended December 31, 2017, we qualified an additional $41.2 million in common shares. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering.

F-6

The Company's Manager, Fundrise Advisors, LLC, has established various plans by which individual clients of the Manager may elect to have distributions received from eREITs and eFunds reinvested across such individual client's Fundrise portfolio according to such individual client's selected preferences ("Reinvestment Plans"). Shares purchased through such Reinvestment Plans are done so at the effective price at the time of distribution issuance. As of December 31, 2017 $462,000 of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans, and $1.1 million of distributions declared by the Company have been reinvested into other programs of the Sponsor through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC.

Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the year. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the year.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. Organization costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares. Costs included in the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, Internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that, pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organization and offering costs paid by them on behalf of the Company, subject to a minimum offering raise, as described below.

F-7

The Sponsor established a number of programs as real estate investment trusts that will be similar in structure to ours. As the Company was the first of the Sponsor’s initial such programs, it was anticipated that the legal fees and other formation and structuring expenses incurred by the Manager in qualifying this Offering may be substantially higher than those of future similar programs. Accordingly, the Manager has agreed to allocate legal fees incurred in establishing the first ten such programs (including us) that exceed the estimated legal fees of $313,000 per program, to other programs sponsored by the Sponsor. As a result, we and each of the other nine programs may be required to reimburse the Manager for up to $313,000 in legal fees incurred in preparing such offerings. The Sponsor believes that this allocation of legal fees to future similar programs is the most equitable way to ensure that all of the first ten programs bear the burden of establishing a working framework for similar offerings under the newly revised rules of Regulation A. If the Sponsor is not successful in organizing an offering for each of the other nine programs, the Sponsor will bear the legal costs that exceed the portion allocated to us.

After the Company raised $1.0 million in this Offering (not including the $100,000 received or to be received in the private placements to the Sponsor and Fundrise, L.P.), beginning on the date that the Company started its operations, it started to reimburse the Manager, without interest, for these organization and offering costs incurred both before and after that date. Reimbursement payments are made in monthly installments; however, the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. If the sum of the total unreimbursed amount of such organization and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess is eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full. The Manager may incur expenses in relation to subsequent offerings related to the Company. Such offerings will be subject to the reimbursement limit of 0.50%; provided however no reimbursement shall be made which, as a result of the reimbursement, would cause the net asset value to be less than $10.00 per share. As of December 31, 2017 and 2016 the Company had reimbursed the Manager approximately $0 and $1,006,000, respectively.

During the year ended December 31, 2017 and 2016, the Manager has incurred reimbursable organizational and offering costs of approximately $0 and $650,000, respectively, on behalf of the Company. The Manager has also incurred reimbursable legal fees of approximately $0 and $313,000, respectively on behalf of the Company. Organizational costs are expensed as incurred, and offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete.  As of December 31, 2017 and 2016, there were no organizational expenses included as a general and administrative expense in the statements of operations. As of December 31, 2017 and 2016, approximately $1.0 million and $973,000, respectively, of offering costs had been amortized and were included in the statements of members’ equity. Included in 2017 deferred costs are offering costs relating to offerings subsequent to the initial offering.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

F-8

Real Estate Debt Investments

Our real estate debt investments are considered to be classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to continual analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, the Financial Accounting Standards Board (the “FASB”) issued ASC Topic 310, Receivables, which permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A debt related investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan.

We have certain investments that are legally structured as equity investments in majority-owned subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt securities when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our shareholders, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company has adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Pursuant to the Company’s redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the shareholder has held the shares being redeemed.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.50% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

F-9

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT.

Therefore, a shareholder may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, commencing with the taxable year ending December 31, 2015. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the year ended December 31, 2017 or 2016. No gross deferred tax assets or liabilities have been recorded as of December 31, 2017 or 2016.

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.  This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.  We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).  By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-10

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”). ASU 2014-09 provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. ASU No. 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In August 2015, the FASB issued ASU 2015-14, which deferred the effective date of ASU 2014-09 for one year, which would make the guidance effective for the Company’s first fiscal year beginning after December 15, 2018. Additionally, the FASB has also decided to permit entities to early adopt the standard, which allows for either full retrospective or modified retrospective methods of adoption, for reporting periods beginning after December 15, 2016. The Company is continuing to evaluate the impact of ASU 2014-09.

In January 2016, the FASB issued Accounting Standards Update 2016-01 (“ASU 2016-01”), Financial Instruments – Overall, which changes the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. The FASB also clarifies the guidance related to the valuation allowance assessment when recognizing deferred tax assets resulting from unrealized losses on available-for-sale debt securities. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018. The guidance should be applied prospectively from that date. Early adoption is permitted regarding the guidance on the presentation of the change in fair value of financial liabilities under the fair value option for financial statements that have not been issued. We do not anticipate the adoption will have a significant impact on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2019, with early adoption permitted. We are currently assessing the impact of this update on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2020. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-1 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate-owned life insurance policies, and distributions received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

F-11

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”) Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one-line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2018, including interim periods within that reporting period. This standard has no material impact on the presentation of these financial statements.

3.	Real Estate Debt Investments

As of December 31, 2017 and 2016, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these financial statements. We have invested in twenty debt related investments as of the date of these financial statements. The following table describes our real estate debt investment activity (tabular amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Beginning balance	$41,714	$5,887
Investments (1)	38,341	36,664
Principal repayments (2)	(19,267)	(837)
Ending balance	$60,788	$41,714

(1)	Investments as of December 31, 2017 include four new senior debt instruments and seven new preferred equity investments added during the year ended December 31, 2017. Investments as of December 31, 2016 include six new senior debt instruments, six new preferred equity investments, and one note purchased from an affiliate of the Sponsor during the year ended December 31, 2016.
(2)	The principal repayment includes full repayment from four senior debt instruments, two preferred equity investments, and one note purchased from an affiliate of the Sponsor during the year ended December 31, 2017, and full repayment from one senior debt instrument during the year ended December 31, 2016. As of December 31, 2017 and 2016, approximately $34,000 and $0, respectively, of principal has been amortized.

As of December 31, 2017 and 2016, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2017 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior debt	7	$21,268	$7,438	$21,268	34.99%
Preferred equity	13	39,520	4,600	39,520	65.01%
Balance as of December 31, 2017	20	$60,788	$12,038	$60,788	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principal.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principal and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.

F-12

The following table presents the Company’s investments in real estate debt investments, as of December 31, 2016 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost(1)	Future Funding Commitments	Carrying Value	Allocation by Investment Type(2)
Senior debt	7	$20,304	$6,458	$20,304	48.67%
Preferred equity	8	20,410	-	20,410	48.93%
Other investments[3]	1	1,000	-	1,000	2.40%
Balance as of December 31, 2016	16	$41,714	$6,458	$41,714	100%

(1)	For debt investments, this only includes the stated amount of funds disbursed to date and interest that was contractually converted to principle.
(2)	This allocation is based on the principal amount of debt actually disbursed to date and interest that was contractually converted to principle and preferred equity investments at cost. It does not include future funding commitments that are not yet drawn.
(3)	This investment represents a note purchased from an affiliate of the Sponsor during the year ended December 31, 2016.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2017, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	7	$15,608	$5,660	$-	$-
Preferred equity	13	9,250	4,000	26,270	-
Balance as of December 31, 2017	20	$24,858	$9,660	$26,270	$-

F-13

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2016, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Senior debt	7	$18,032	$2,169	$103	$-
Preferred equity	8	4,475	6,185	9,750	-
Other investments	1	-	1,000	-	-
Balance as of December 31, 2016	16	$22,507	$9,354	$9,853	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its debt investments at least quarterly and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2017, two real estate debt investments were incurring interest at the penalty rate, but were not deemed to require impairment. All other investments were considered to be performing. As of December 31, 2016, all real estate debt investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

4.	Distributions

Distributions are calculated based on shareholders of record each day during the distribution period.

F-14

The table below outlines the Company’s total distributions declared to shareholders and distributions relating to the Sponsor and its affiliates for the years ended December 31, 2017 and 2016 (all tabular amounts are in thousands except per share data):

	Shareholders						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2017	Payment Date	Total Declared
April 1, 2017 through June 30, 2017	0.0028767123	$1,294		3/21/17	$1,294	7/13/17	$32
July 1, 2017 through September 30, 2017	0.0028767123	1,532		6/26/17	1,532	10/9/17	32
October 1, 2017 through December 31, 2017	0.0027397260	1,742		9/28/17	-	1/9/18	30
January 1, 2018 through January 31, 2018	0.0016438360	373	(2)	12/22/17	-	4/11/18	6
Total		$4,941			$2,826		$100

	Shareholders						Related Parties (1)
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2016	Payment Date	Total Declared
January 1, 2016 through March 31, 2016	0.0012205045	$227		12/31/15	$227	4/12/16	$2
April 1, 2016 through April 30, 2016	0.0027397254	286		3/30/16	286	7/13/16	3
May 1, 2016 through June 30, 2016	0.0027397260	704		4/20/16	704	7/13/16	9
July 1, 2016 through September 30, 2016	0.0030136986	1,165		6/8/16	1,165	10/13/16	17
October 1, 2016 through December 31, 2016	0.0030821918	1,283		9/16/16	-	1/13/17	25
January 1, 2017 through March 31, 2017	0.0028767123	1,282	(3)	12/31/16	-	4/12/17	26
Total		$4,947			$2,382		$82

(1) Total distributions declared to related parties is included in total distributions declared to all shareholders.

(2) The liability for the January 2018 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2017 financial statements, and is scheduled to be paid within three weeks after the end of March 31, 2018.

(3) The liability for the January 2017 through March 31, 2017 distribution was estimated based on the daily distribution per-share amount multiplied by the number of shareholders as of the date of the preparation of the December 31, 2016 financial statements. This amount was subsequently determined to be approximately $1,284,000.

5.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

F-15

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

With the exception of real estate debt investments, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature as they are Level 1 assets. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs, which management has determined to be its best estimate of current market values. The method utilized generally includes a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. As a result of this assessment, as of December 31, 2017, management estimated that the carrying value of our real estate debt investments approximates fair value. The aggregate fair value of our real estate debt investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of December 31, 2017 and 2016, management estimated the fair value of our real estate debt investments to be approximately $61.5 million and $42.7 million, respectively.

6.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager receive fees and compensation in connection with the Company’s public offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering. The Company will reimburse the Manager, subject to the reimbursement limit previously described, for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. See Note 2, “Summary of Significant Accounting Policies, Organizational and Offering Costs”.

F-16

The following table summarizes reimbursable costs incurred by the Company (tabular amounts in thousands):

Reimbursable Organizational and Offering Costs Due to Fundrise Advisors, LLC:	During the Year Ended December 31, 2017	During the Year Ended December 31, 2016
Organizational costs	$-	$13
Offering costs (1)	-	650
Reimbursements made	-	(1,006)
Total	$-	$(343)

(1)	As of December 31, 2017, approximately $1.0 million of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.
As of December 31, 2016, approximately $973,000 of offering costs were amortized against members’ equity, which represents the ratable portion of proceeds raised to date to the total amount of proceeds expected to be raised from the Offering.

An asset management fee is owed quarterly to the manager. The Manager may in its sole discretion waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. From inception through December 31, 2017, the Manager waived the asset management fee. From January 1, 2017 through April 30, 2017, the Company incurred a quarterly asset management fee of one-fourth of 1.00%. Beginning on May 1, 2017, the quarterly asset management fee was changed to one-fourth of 0.85%, which was based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

The Manager has agreed to waive its quarterly asset management fee during the distribution support period for any quarter in which Fundrise, L.P. is required to purchase shares pursuant to the distribution support agreement. Following the conclusion of the distribution support period, our Manager may, in its sole discretion, waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived. Accordingly, during the years ended December 31, 2017 and 2016, no asset management fees have been paid or accrued to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. From inception through April 30, 2017, an amount would have been determined using an annualized rate of 1.00% multiplied by the original value of such non-performing asset. Beginning on May 1, 2017, the Company is now required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2017 and 2016, the Manager has not designated any asset as non-performing and no special servicing fees have been paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC or its affiliates may close and fund a loan or other investment prior to it being acquired by us. The ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2017 and 2016, the Company purchased four investments and six investments, respectively, that were warehoused or owned by Fundrise Lending, LLC.

F-17

For situations where our sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the shareholders and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2017 and 2016, fees of approximately $16,000 and $25,000, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, Fundrise L.P. may provide capital to Fundrise Lending, LLC for the purposes of acquiring investments where there would otherwise be insufficient capital. During the years ended December 31, 2017 and December 31, 2016, Fundrise, L.P. did not provide capital to Fundrise Lending, LLC for the purposes of acquiring investments on behalf of the Company.

Fundrise, L.P. is a member of the Company and held 119,900 shares as of December 31, 2017 and held 100,117 shares as of December 31, 2016. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

As a means to provide liquidity during capital raising periods, Rise Companies Corp. issued a promissory grid note to the Company and its affiliates in the amount of $10.0 million. The loan bears a 3.00% interest rate and expires on January 31, 2019. The total drawn between the eight noteholders may not exceed $10.0 million. As of December 31, 2017 and 2016, the Company had not drawn against the promissory grid note and had not paid any interest to Rise Companies Corp.

Rise Companies Corp. is a member of the Company and holds 600 and 100 common shares as of December 31, 2017 and 2016, respectively.

Executive Officers of Our Manager

As of the date of these financial statements, the executive officers of our Manager and their positions and offices are as follows:

Name	Position
Benjamin S. Miller	Chief Executive Officer and Interim Chief Financial Officer and Treasurer
Brandon T. Jenkins	Chief Operating Officer
Bjorn J. Hall	General Counsel, Chief Compliance Officer, and Secretary

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and Director of our Sponsor since its inception on March 14, 2012. As of February 9, 2016, Ben is also serving as Interim Chief Financial Officer and Treasurer of our Manager.

F-18

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in the same role for our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014.

7.	Economic Dependency

Under various agreements, the Company has engaged or will engage Fundrise Advisors, LLC and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon Fundrise Advisors, LLC and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Distribution Support Commitment

Pursuant to a Distribution Support Agreement, Fundrise, L.P., an affiliate of the Company’s Sponsor and a member of the Company, has agreed to purchase up to an aggregate of $1.0 million in additional common shares to support our quarterly distribution payments to shareholders. If adjusted funds from operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15.00% annualized return, then Fundrise, L.P. will purchase shares following the end of such quarter at the applicable purchase price per share then in effect for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15.0% annualized amount. This arrangement provides liquidity to the Company for distributions, but does not in any way require that the Company distribute an amount that would represent a 15.00% annualized return. The distribution support commitment will only be provided until the earlier of (i) the purchase by Fundrise, L.P. of an aggregate of $1.0 million in common shares or (ii) December 31, 2017. During the years ended December 31, 2017 and 2016, Fundrise, L.P. purchased approximately 20,000 shares for a total of $198,000 and 80,000 shares for a total of $802,000 , respectively. This purchase of shares in February 2017 brought the aggregate total to $1.0 million in common shares, thus completing the distribution support commitment in Q1 2017. Accordingly, Fundrise, LP is no longer obligated to purchase any additional shares pursuant to the distribution support commitment.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

9.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through April 27, 2018, for potential recognition or disclosure.

F-19

Offering

As of April 13, 2018, we had raised total gross offering proceeds of approximately $83.9 million from settled subscriptions (including the $1.2 million received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, L.P., an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 8,386,000 of our common shares.

Principal Repayments

As of April 13, 2018, the Company received repayment for two real estate debt investments in the amount of approximately $4.8 million plus outstanding interest.

New Investments

As of April 13, 2018, the Company has made additional investments and borrowers have drawn additional funds in the amount of approximately $10.5 million. Including the investments reported on the balance sheet as of December 31, 2017, the Company has now invested in approximately $66.5 million of real estate debt investments with total capital commitments of approximately $77.4 million. The economic terms of these investments are similar to the investments that had been made as of December 31, 2017.

Distributions Payable

On January 26, 2018, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “February 2018 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on February 1, 2018 and ending on February 28, 2018 (the “February 2018 Distribution Period”). The distributions are payable to shareholders of record as of the close of business on each day of the February 2018 Distribution.

On February 27, 2018, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “March 2018 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on March 1, 2018 and ending on March 31, 2018 (the “March 2018 Distribution Period”).   The distributions are payable to shareholders of record as of the close of business on each day of the March 2018 Distribution Period. The January 2018, February 2018, and March 2018 distributions totaling approximately $1.4 million were paid on April 11, 2018.

On March 28, 2018, the Manager of the Company declared a daily distribution of $0.0021917808 per share (the “April 2018 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on April 1, 2018 and ending on April 30, 2018 (the “April 2018 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the April 2018 Distribution Period and the distributions are scheduled to be paid prior to July 21, 2018. The aggregate estimated amount of cash to be distributed related to the April 2018 Distribution Period is approximately $519,000.

F-20

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1**	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s DOS/A filed as Exhibit 15.5 of this Form 1-A)
2.2**	Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-K for the year ended December 31, 2015)
4.1**	Form of Subscription Package (included in the Post-Qualification Amendment as Appendix A and incorporated herein by reference)
6.1**	Form of License Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s DOS/A filed as Exhibit 15.5 of this Form 1-A)
6.2**	Distribution Support Agreement between Fundrise Real Estate Investment Trust, LLC and Fundrise, LP (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-K for the year ended December 31, 2015)
6.3**	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof submitted as Exhibit 6.3 to the Company’s DOS/A filed as Exhibit 15.6 of this Form 1-A)
11.1*	Consent of RSM US LLP

*	Filed herewith
**	Previously filed

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on April 27, 2018.

Fundrise Real Estate Investment Trust, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability company

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer,	April 27, 2018
Benjamin S. Miller	Interim Chief Financial Officer
and Treasurer of
Fundrise Advisors, LLC
(Principal Executive Officer,
Principal Financial Officer and
Principal Accounting Officer)